SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cactus, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

127203107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127203107

(1)	Names of Reporting Persons CADENT ENERGY PARTNERS II, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,297,466(1)

(6) Shared Voting Power 21,037,017(2)

(7) Sole Dispositive Power 14,297,466(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,334,483 of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 47.2%(3)

(12)	Type of Reporting Person (See Instructions) PN

(1)         Beneficial ownership of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cactus, Inc. (the “Issuer”) referred to herein is being reported hereunder solely because the reporting person directly owns 14,297,466 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 14,297,466 units representing limited liability company interests (“CW Units”) in Cactus Wellhead, LLC (“Cactus LLC”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC (the “Cactus LLC Agreement”). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         In connection with the Issuer’s initial public offering, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Cadent Energy Partners II, L.P. (“Cadent”) and Cactus WH Enterprises, LLC (“Cactus WHE”), which provides Cadent and Cactus WHE with the right to designate a certain number of nominees to the Issuer’s board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of the Issuer’s common stock. Therefore, Cadent may be deemed to beneficially own an aggregate 35,334,483 shares, including the 21,037,017 shares Class A Common Stock issuable to Cadent upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cactus WHE, representing an aggregate combined voting power of 47.2%.

(3)         Based on 37,646,562 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2018 and 37,243,210 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

CUSIP No. 127203107

(1)	Names of Reporting Persons CADENT ENERGY PARTNERS II GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,297,466(1)

(6) Shared Voting Power 21,037,017(2)

(7) Sole Dispositive Power 14,297,466(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,334,483 of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 47.2%(3)

(12)	Type of Reporting Person (See Instructions) PN

(1)         Cadent Energy Partners II-GP, L.P. (“Cadent GP”) is the general partner of Cadent and is deemed to beneficially own 14,297,466 shares of Class B Common Stock and 14,297,466 CW Units directly held by Cadent, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         As a result of the Stockholders’ Agreement Cadent, and therefore Cadent GP, may be deemed to share voting power over 21,037,017 shares of Class A Common Stock issuable to Cactus WHE upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cactus WHE. Cadent GP disclaims beneficial ownership of the securities deemed owned by Cadent in excess of its pecuniary interests therein.

(3)         Based on 37,646,562 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2018 and 37,243,210 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

CUSIP No. 127203107

(1)	Names of Reporting Persons CEP II-GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,297,466(1)

(6) Shared Voting Power 21,037,017(2)

(7) Sole Dispositive Power 14,297,466(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,334,483 of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 47.2%(3)

(12)	Type of Reporting Person (See Instructions) OO

(1)         CEP II-GP, LLC (“Cadent GP LLC”) is the general partner of Cadent GP and is deemed to beneficially own 14,297,466 shares of Class B Common Stock and 14,297,466 CW Units directly held by Cadent, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         As a result of the Stockholders’ Agreement Cadent, and therefore Cadent GP LLC, may be deemed to share voting power over 21,037,017 shares of Class A Common Stock issuable to Cactus WHE upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cactus WHE. Cadent GP LLC disclaims beneficial ownership of the securities deemed owned by Cadent in excess of its pecuniary interests therein.

(3)         Based on 37,646,562 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2018 and 37,243,210 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

CUSIP No. 127203107

(1)	Names of Reporting Persons CADENT MANAGEMENT SERVICES, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,297,466(1)

(6) Shared Voting Power 21,037,017(2)

(7) Sole Dispositive Power 14,297,466(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,334,483 of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 47.2%(3)

(12)	Type of Reporting Person (See Instructions) OO

(1)         Cadent Management Services, LLC, a Delaware limited liability company (“Cadent Management”) controls Cadent’s investment decisions pursuant to a management services agreement. As such, Cadent Management is deemed to beneficially own 14,297,466 shares of Class B Common Stock and 14,297,466 CW Units directly held by Cadent, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Any decision taken by Cadent Management to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Cadent has to be approved by its investment committee.  There are four members of the investment committee, and unanimous approval of the members of the investment committee is required to approve an action.  Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the investment committee of Cadent Management.

(2)         As a result of the Stockholders’ Agreement Cadent, and therefore Cadent Management, may be deemed to share voting power over 21,037,017 shares of Class A Common Stock issuable to Cactus WHE upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cactus WHE. Cadent Management disclaims beneficial ownership of the securities deemed owned by Cadent in excess of its pecuniary interests therein.

(3)         Based on 37,646,562 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2018 and 37,243,210 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

CUSIP No. 127203107

(1)	Names of Reporting Persons CADENT ENERGY PARTNERS, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,297,466(1)

(6) Shared Voting Power 21,037,017(2)

(7) Sole Dispositive Power 14,297,466(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,334,483 of Class A common stock(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 47.2%(3)

(12)	Type of Reporting Person (See Instructions) OO

(1)         Cadent Energy Partners, LLC, a Delaware limited liability company (“Cadent Energy Partners”), is the sole member of Cadent Management and Cadent GP LLC and indirectly owns 100% of the equity interests in Cadent GP and Cadent.  Accordingly, Cadent Energy Partners is deemed to have beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 14,297,466 shares of Class B Common Stock and 14,297,466 CW Units directly held by Cadent, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)         As a result of the Stockholders’ Agreement Cadent, and therefore Cadent Energy Partners, may be deemed to share voting power over 21,037,017 shares of Class A Common Stock issuable to Cactus WHE upon the exchange of shares of Class B Common Stock together with CW Units held directly by Cactus WHE. Cadent Energy Partners disclaims beneficial ownership of the securities deemed owned by Cadent in excess of its pecuniary interests therein.

(3)         Based on 37,646,562 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2018 and 37,243,210 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CW Units, as described above, outstanding on that date.

Item 1(a). Name of Issuer: Cactus, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 920 Memorial City Way, Suite 300, Houston, Texas 77024.

Item 2(a). Name of Person Filing: This statement is jointly filed by Cadent Energy Partners II, L.P., a Delaware limited partnership (“Cadent”), Cadent Energy Partners GP, L.P., a Delaware limited partnership and the general partner of Cadent (“Cadent GP”), CEP II-GP, LLC, a Delaware limited liability company and the general partner of Cadent GP (“Cadent GP LLC”) Cadent Management Services, LLC, a Delaware limited liability company (“Cadent Management”), and Cadent Energy Partners, LLC, a Delaware limited liability company (“Cadent Energy Partners”), the sole member of Cadent Management and Cadent GP LLC (collectively, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of each of the Reporting Persons is 800 Westchester Avenue, Rye Brook, NY 10573.

Item 2(c). Citizenship: Each of Cadent, Cadent GP, Cadent GP LLC, Cadent Management and Cadent Energy Partners is organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities: Class A common stock of the Issuer.

Item 2(e). CUSIP Number: 127203107

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Cadent Energy Partners II, L.P.

Cadent Energy Partners II GP, L.P.

CEP II-GP, LLC

Cadent Management Services, LLC

Cadent Energy Partners, LLC

Cactus WH Enterprises, LLC

Scott Bender

Joel Bender

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2019

Cadent Energy Partners II, L.P.

By:	Cadent Energy Partners II GP, L.P.,
its general partner

By:	CEP II-GP, LLC,
its general partner

By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

Cadent Energy Partners II GP, L.P.

By:	CEP II-GP, LLC,
its general partner

By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

Cadent Management Services, LLC

By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

Cadent Energy Partners, LLC

By:	/s/ Paul McDermott
Name:	Paul McDermott
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated February 13, 2019.